AG MORTGAGE INVESTMENT TRUST, INC.
245 Park Avenue, 26th Floor
New York, New York 10167

May 24, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper

RE: AG Mortgage Investment Trust, Inc.
Registration Statement on Form S-3 (File No. 333-255931)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AG Mortgage Investment Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement on Form S-3 to 4:00 p.m., Eastern time, on Wednesday, May 26, 2021 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to the undersigned at (212) 692-8237, or Jim Davidson of Hunton Andrews Kurth LLP at (804) 356-0486.

Very truly yours,

AG Mortgage Investment Trust, Inc.

By:	/s/ JENNY B. NESLIN
Name:	Jenny B. Neslin
Title:	General Counsel and Secretary